Exhibit 99.7

                                                                                                                      Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Recognized in Analyst Firm’s 2014 Enterprise Fraud
Management Market Impact Report

Report notes that an effective enterprise fraud operation revolves around a robust case management capability

New York – June 11, 2014 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has been recognized in the 2014 Aite Group Market Impact report, “Enterprise Fraud Management: Still Evolving After All These Years.” The Aite report profiled only those enterprise fraud management (EFM) providers whose solutions included a robust alert and case management system, along with key fraud prevention modules. Aite Group is an independent research and advisory firm focused on business, technology and regulatory issues and their impact on the financial services industry.

NICE Actimize, with more than a decade of experience in providing enterprise fraud solutions to leading global financial institutions, was one of only eight established enterprise fraud management providers included in the report. Several emerging players were also covered in the analysis.

In addition to an analysis of the EFM landscape, the report provided a vendor comparison of the breadth and depth of the solutions offered by the EFM providers across eleven fraud prevention point solutions, including most types of check fraud, debit and credit card fraud, online fraud, contact center fraud, ACH and wire fraud, ATM fraud, employee fraud and new account fraud. NICE Actimize demonstrated capabilities in nearly all of the solutions listed.

“In our study of the market, we found that a number of enterprise fraud management providers offered a full view of customers and their activity through robust case management tools that can integrate the outputs of all fraud-prevention systems including their own,” said Shirley Inscoe, research analyst, Aite Group LLC and author of the report. “This ability is necessary to detect fraud effectively and reduce false positives to a manageable level. NICE Actimize provides these capabilities.”

“We agree with Aite’s conclusion that financial institutions should consider a centralized approach to enterprise fraud management,” said Joe Friscia, president of NICE Actimize. “In addition to the benefits of greater operational efficiency, this approach helps the enterprise risk management team identify emerging new threats and manage new products or technologies that are implemented. An integral part of this approach to combatting fraud attacks is a centralized risk case management and alerts system. As fraudsters strengthen their resources, NICE Actimize is continually investing in research and development to find new ways to stay ahead of this evolving threat landscape.”

The Actimize Integrated Fraud Management suite enables institutions to protect commercial and retail customers from fraud across multiple payment channels, including mobile, contact center and online, enabling effective cross-channel, real-time fraud detection and prevention capabilities. In addition, it can ingest information from third party or in-house fraud systems providing a centralized view of the organizations’ fraud ecosystem to reduce fraud losses, improve efficiency and enhance exceptional customer service.

In the report’s review of emerging players in the field of enterprise fraud management, a strong case management capability was one of the key recommendations most mentioned as an area for new companies to develop.

The Aite Group Enterprise Fraud Management Report is based on interviews and demos with EFM providers, financial institution executives, and Aite Group's in-house knowledge.

About Aite Group
Aite Group is an independent research and advisory firm focused on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, wealth management, capital markets, and insurance, Aite Group's analysts deliver comprehensive, actionable advice to key market participants in financial services. Headquartered in Boston with a presence in Chicago, New York, San Francisco, London, and Milan, Aite Group works with its clients as a partner, advisor, and catalyst, challenging their basic assumptions and ensuring they remain at the forefront of industry trends.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.